UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

Stephen D. Aftanas

1223 Lower Water St.

Halifax, Nova Scotia

B3J 3S8

902-428-6096

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

CUSIP NO. 015857105	SCHEDULE 13D	PAGE 2 OF 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emera Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,166,766
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,166,766
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,166,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 015857105	SCHEDULE 13D	PAGE 3 OF 5

Item 1. Security and Issuer

This statement relates to the common shares, no par value (“Common Shares”) of Algonquin Power & Utilities Corp., a corporation organized under the Canada Business Corporations Act whose principal executive offices are located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7 (the “Issuer”).

Item 2. Identity and Background

(a) – (c)

The person filing this statement is Emera Incorporated, a corporation organized under the laws of Nova Scotia, Canada (the “Reporting Person”).

The Reporting Person is an energy and services operating company. The Reporting Person also invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services.

The Reporting Person’s principal business and principal office address is 1223 Lower Water St., Halifax, Nova Scotia B3J 3S8.

(d) – (f)

Schedule A attached to this Statement and incorporated herein by reference provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (“Schedule A Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule A Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Person nor any of the Schedule A Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of the Common Shares reported on this Statement through the exchange of previously acquired subscription receipts into 11,263,016 Common Shares of the Issuer. The subscription receipts were issued in three tranches, in connection with two separate transactions. The first tranche, consisting of 3,421,000 subscription receipts exchangeable at a price of C$4.72 per Common Share, was acquired in connection with the previously announced sale to the Issuer of the 49.999% interest held by the Reporting Person in California Pacific Electric Company, LLC (“Calpeco”). This tranche was exchanged on February 14, 2013. The second and third tranches, consisting of 2,614,005 and 5,228,011 subscription receipts for an aggregate of 7,842,016 subscription receipts, all of which are exchangeable at a price of C$5.74 per Common Share, were acquired in connection with the previously announced acquisition by the Issuer’s power generation subsidiary of a 51% interest in a 480 MW U.S. wind power portfolio. The tranche consisting of 2,614,005 million subscription receipts was exchanged on February 6, 2013 and the remaining tranche was exercised on February 14, 2013. In addition to the 11,263,016 Common Shares acquired on exchange of the three tranches, the Reporting Person beneficially owns 34,903,750 previously acquired Common Shares of the Issuer, representing a current ownership position of 46,166,766 Common Shares, or approximately 23.0% of the Issuer’s issued and outstanding shares. The sources of funding for the purchase of the Common Shares were available cash on hand of the Reporting Person and the utilization of existing lines of credit of the Reporting Person.

Item 4. Purpose of Transaction

On April 29, 2011 the Reporting Person and the Issuer entered into a strategic investment agreement (the “Strategic Investment Agreement”) in respect of the pursuit of investment opportunities of mutual benefit. Under the Strategic Investment Agreement, where the Issuer pursues an investment opportunity developed in conjunction with the Reporting Person and wishes to issue additional Common Shares (or securities convertible into Common Shares) in connection with such opportunity, the Reporting Person has a right of first refusal to subscribe for up to 100% of such additional Common Shares (or securities convertible into Common Shares) in an amount that would bring the Reporting Person’s holdings of the Issuer Common Shares to a maximum of 25% of the Issuer Common Shares issued and outstanding, subject to any approvals required under applicable laws including the rules of the Toronto Stock Exchange (the “TSX”)). The Reporting Person also has the right under the Strategic Investment Agreement to purchase additional Common Shares through the public markets in connection with the pursuit of investment opportunities under the Strategic Investment Agreement if the Issuer does not effect an equity issuance in connection with such opportunity, or elects to fund the investment with debt. In such an instance, the Reporting Person has the right to purchase additional Common Shares through the public markets in an aggregate number of shares equal to or less than the lesser of: (i) the amount that would result in its holdings being equal to 25% of the Common Shares issued and outstanding or (ii) the number of shares equal to 50% of the aggregate investment made by the Issuer divided by the average closing price of the Common Shares for the 20 days preceding the investment.

CUSIP NO. 015857105	SCHEDULE 13D	PAGE 4 OF 5

The Strategic Investment Agreement and a prior subscription agreement dated April 22, 2009, as amended (the “2009 Subscription Agreement”) contain certain restrictions on the transfer of Common Shares by the Reporting Person and requirements with respect to the voting of Common Shares held by the Reporting Person. The 2009 Subscription Agreement provides for certain restrictions for a period of time on the voting rights exercisable by the Reporting Person in respect of Common Shares held by it and consisting up to 15% of outstanding Common Shares (the “15% Holding”):

(i)	the Reporting Person shall not exercise any votes attached to any such Common Shares to vote against the nominees for Director of the Issuer put forth by management or the then-current Directors; and

(ii)	the Reporting Person shall exercise votes attached to all such Common Shares to vote in accordance with the recommendations of the Board of Directors with respect to a Change of Control Transaction, whether such transaction arises out of the Issuer’s own initiative or in response to a third party proposal; provided that this restriction shall not apply where (A) under such transaction the Reporting Person is not treated identically to all other holders of Common Shares in Canada, or (B) such transaction is an unsolicited offer for Common Shares in respect of which the Board of Directors makes no recommendation.

The 2009 Subscription Agreement also provides for a standstill period expiring January 1, 2014, during which the Reporting Person may not acquire any additional securities of the Issuer except in accordance with the 2009 Subscription Agreement.

The Strategic Investment Agreement provides for certain restrictions on the voting rights exercisable by the Reporting Person in respect of any Common Shares held by it in excess of the 15% Holding:

(i)	the Reporting Person shall not exercise any votes attached to such Common Shares against or withhold from voting with respect to the nominees for election to the Board of Directors put forth by the Board of Directors (with the exception of any nominees put forth by a Reporting Person affiliated Board member); and

(ii)	the Reporting Person shall exercise any votes attached to such Common Shares in favour of all other matters recommended for approval by shareholders of the Issuer by the Board of Directors with respect to:

(a)	all corporate matters requiring shareholder approval, such as amendments to the Issuer’s articles of incorporation or a Change of Control Transaction;

(b)	all stock exchange matters requiring shareholder approval, such as a private placement when the shares issuable constitute greater than 25% of the Common Shares outstanding, on a non-diluted basis, prior to closing and the price per share is less than the market price; and

(c)	all matters for which shareholder approval is sought;

provided that the restrictions described in (ii)(a), (b) and (c) shall not apply (A) in connection with any matter in which the Reporting Person is not treated identically to all other holders of Common Shares in Canada or (B) any matter which is an unsolicited offer for Common Shares in respect of which the Board of Directors has made no recommendation; and further provided that with respect to the restrictions described in (ii)(a), (b) and (c), in connection with any transaction which would be materially prejudicial to the Reporting Person’s interests, the Reporting Person shall not be required to vote such Common Shares in favour of such matter.

The Strategic Investment Agreement further provides that any permitted acquisitions under that later agreement constitute an exception to the Reporting Person’s standstill obligations under the 2009 Subscription Agreement. The foregoing descriptions of the Strategic Investment Agreement and 2009 Subscription Agreement are not complete and are qualified in their entirety by the full text of the Strategic Investment Agreement and 2009 Subscription Agreement, which are filed hereto as Exhibits 99.1 and 99.2, respectively, and each is incorporated by reference herein.

The Common Shares have been acquired for investment purposes only, and the Reporting Person has no current intention of acquiring control of the Issuer. Depending upon relevant economic, market or business conditions prevailing from time to time, the Reporting Person may determine to acquire or to dispose of Common Shares of the Issuer in TSX traded or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to beneficially own 46,166,766 Common Shares, representing approximately 23.0% of the Issuer’s outstanding Common Shares.

(b)	The Reporting Person has sole voting power and sole dispositive power with regard to the Common Shares.

(c)	On December 27, 2012, the Reporting Person exchanged previously acquired subscription receipts into 4,790,000 Common Shares of the Issuer, at a price of C$4.72 per Common Share. The subscription receipts were acquired on September 12, 2011 in connection with the previous sale to the Issuer of the 49.999% interest held by the Reporting Person in Calpeco.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Strategic Investment Agreement, dated April 29, 2011, between Emera Incorporated and Algonquin Power & Utilities Corp.

Exhibit 99.2	Subscription and Unitholder Agreement, dated April 22, 2009, between Emera Incorporated and Algonquin Power Income Fund

CUSIP NO. 015857105	SCHEDULE 13D	PAGE 5 OF 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2013

EMERA INCORPORATED

By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSONS

The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of each director and executive officer is c/o Emera Incorporated, 1223 Lower Water St., Halifax, Nova Scotia B3J 3S8. To the best of the Reporting Person’s knowledge, except as set forth in this Statement on Schedule 13D, none of the directors or executive officers of the Reporting Person own any Common Shares.

Emera Incorporated

Name	Position	Principal Occupation	Citizenship

Mr. R.S. Briggs	Director	Corporate Director	United States

Ms. S.D. Chrominskia	Director	Group Head of Global Human Resources and Communications for The Bank of Nova Scotia	Canadian

Mr. A.L. Edgeworth	Director	President of ALE Energy Inc.	Canadian

Mr. J.D. Eisenhauer	Director	President and Chief Executive Officer of ABCO Group Limited	Canadian

Mr. C.G. Huskilson	Director, President & Chief Executive Officer	President & Chief Executive Officer of Emera Incorporated	Canadian

Ms. N.G. Tower	Executive Vice-President Business Development	Executive Vice-President Business Development	Canadian

Mr. S.C. Balfour	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer	Canadian

Mr. R. R. Bennett	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer	Canadian

Ms. B. J. Meens Thistle	Chief Human Resources Officer	Chief Human Resources Officer	Canadian

Mr. B.A. Marchand	Chief Legal Officer	Chief Legal Officer	Canadian

Mr. R. J. Smith	Vice-President Corporate Insurance and Asset Protection	Vice-President Corporate Insurance and Asset Protection	Canadian

Mr. S.D. Aftanas	Corporate Secretary	Corporate Secretary	Canadian

John T. McLennan	Director, Chairman of the Board	Corporate Director	Canadian

Mr. D.A. Pether	Director	Corporate Director	Canadian

Ms. A.S. Rosen	Director	Corporate Director	Canadian and United States

Mr. R.P. Sergel	Director	Corporate Director	United States

Ms. M.J. Sheppard	Director	Corporate Director	Canadian

Ms. B.L. Loewen	Director	Chief Operating Officer of Minogue Medical Inc.	Canadian